Exhibit 99.1

Trina Solar Announces Third Quarter 2015 Results

CHANGZHOU, China, Nov. 23, 2015 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced its unaudited financial results for the third quarter of 2015.

Third Quarter 2015 Financial and Operating Highlights

•                  Total module shipments from the Company’s manufacturing facilities were 1,703.2 MW, consisting of 1,353.2 MW of external shipments and 350.0 MW of shipments to the Company’s own downstream PV power projects. Total module shipments increased 38.3% sequentially and 60.1% year-over-year.

•                  Total PV power projects connected to the grid were 251.9 MW in the third quarter.

•                  Net revenues were $792.6 million, an increase of 9.6% from the second quarter of 2015 and 28.5% from the third quarter of 2014.

•                  Gross margin was 17.4%, compared with 20.0% in the second quarter of 2015 and 16.7% in the third quarter of 2014.

•                  Operating income was $5.8 million, compared with operating income of $60.7 million from the second quarter of 2015 and $35.6 million from the third quarter of 2014.

•                  Non-GAAP operating income, which excluded the impact of the Solyndra settlement provision, was $50.8 million.

•                  Net loss attributable to Trina Solar’s ordinary shareholders was $20.0 million, compared with net income attributable to its ordinary shareholders of $40.9 million in the second quarter of 2015, and net income attributable to its ordinary shareholders of $11.5 million in the third quarter of 2014.

•                  Loss per fully diluted American Depositary Share (“ADS”: each ADS represents 50 of the Company’s ordinary shares) was $0.24, compared with earnings per fully diluted ADS of $0.42 in the second quarter of 2015 and earnings per fully diluted ADS of $0.14 in the third quarter of 2014.

•                  Non-GAAP net income attributable to Trina Solar’s ordinary shareholders, excluding the impact of the Solyndra settlement, was $18.3 million, or $0.21 per diluted ADS. See “About Non-GAAP Finance Measures” for details of the reconciliation of GAAP to Non-GAAP measure.

•                  The Company raised its guidance for 2015 total PV module shipments to 5.5 GW to 5.6 GW from its original guidance of 4.9 GW to 5.1 GW, of which 4.6 GW to 4.7 GW will be shipped to third party customers. The revised guidance represents an increase of 50.3% to 53.0% from 2014.

Mr. Jifan Gao, Chairman and CEO of Trina Solar, commented, “We had a solid quarter of operations that came in ahead of our expectations, despite the one-off negative impact from the settlement of the Solyndra lawsuit and currency fluctuations that we experienced. We shipped a record 1.7 GW of modules, which enables us to achieve a significant milestone of over 15 GW of module shipments cumulatively since our inception. We also connected 251.9 MW of projects to the grid in the third quarter, making our total retained projects reach 610.4 MW. This further strengthened our position as a leading module manufacturer and positioned us well to become a world-class solar project player. We maintained strong growth momentum in China and the US, with record shipments to both markets and continued to execute our strategy to increase our presence in new and emerging markets, such as India and Thailand. New and emerging markets have become our third largest destination for shipments over the past two quarters.

“We remain committed to executing our long-term strategies and successfully diversifying our financing channels to meet our growth initiatives. Our cost advantage was further solidified with the help of our ongoing technological developments, and our gross profit margin was in line with our expectations given declining average selling prices.

“In R&D, we achieved a number of breakthroughs, including developing the high-efficiency p-type multi-crystalline silicon solar cell of 21.3% efficiency. We also made key advances in silicon-based heterojunction (HJ) cells, where we achieved 22.0% efficiency in the laboratory. In addition, we introduced a ‘Desert Double Glass’ module for hot and dry climates that will be ready for production by the end of the year.

“On the manufacturing and operations side, we remain committed to reducing our carbon footprint throughout the lifecycle of our products, which has brought us recognition from reputable global institutions. We have also extended our vision by initiating the establishment of the Energy Management System ISO50001/GBT23331 in an effort to improve the PV industry.

“Downstream, we far exceeded our 190.0 MW guidance for the quarter by connecting a total of 251.9 MW of projects to the grid, including 38.9 MW of distributed generation (“DG”). We have continued to leverage our superior project execution capabilities and diversified funding channels to position ourselves firmly ahead of the competition.

“Looking ahead, the increasing rate of solar adoption globally in both developed and emerging markets will be further augmented by the growing percentage of power generated by solar. With our leading technology, cost advantage, diversified financing channels, and flexible manufacturing model, we are confident that Trina Solar is well-positioned to capture the many opportunities that lie ahead for the foreseeable future.”

Third Quarter 2015 Results

Net Revenues

Net revenues were $792.6 million, an increase of 9.6% sequentially and 28.5% year-over-year, including electricity revenues from downstream solar power projects of $15.3 million. Total shipments were 1,703.2 MW, consisting of 1,353.2 MW of external shipments, which were recognized in revenue, and 350.0 MW of shipments to the Company’s downstream power projects. This compares with total shipments of 1,231.6 MW, consisting of 1,000.7 MW of external shipments and 230.9 MW of internal shipments in the second quarter of 2015, and total shipments of 1,063.8 MW, consisting of 936.8 MW of external shipments and 127.0 MW of internal shipments in the third quarter of 2014. The sequential and year-over-year increases in revenues and shipments were largely driven by growing demand from China, the US and emerging markets.

Gross Profit and Margin

Gross profit was $138.2 million, compared with $144.9 million in the second quarter of 2015 and $102.8 million in the third quarter of 2014. Gross margin was 17.4%, compared with 20.0% in the second quarter of 2015 and 16.7% in the third quarter of 2014. Gross profit for electricity revenues generated from build-to-own solar power projects was $10.2 million, representing a gross margin of 66.9%. The sequential decrease in gross margin was mainly due to average selling price decreasing in most of the major markets at a faster rate than the decline in the Company’s cost per watt, as well as the change in sales mix as more shipments were made to China and emerging markets such as India in the third quarter of 2015. The year-over-year increase in gross margin was primarily due to the Company’s cost per watt decreasing at a greater rate than the Company’s average selling price. This was the result of greater economies of scale and improvements in operational efficiency, which drove down both material and labor costs on a per watt basis.

Operating Expenses, Income and Margin

Operating expenses were $132.3 million, an increase of 57.2% sequentially and 97.1% year-over-year. The sequential increase was primarily due to the provision provided for the settlement of Solyndra lawsuit (“Solyndra settlement provision”) of $45.0 million, and an increase in general and administrative expenses primarily resulted from an increase of accounts receivable provision. The Company’s operating expenses represented 16.7% of its third quarter net revenues, an increase from 11.6% in the second quarter of 2015 and 10.9% in the third quarter of 2014. Operating expenses included an accounts receivable provision of $1.5 million in the third quarter of 2015, compared with a reversal of accounts receivable provisions of $3.1 million in the second quarter of 2015. If excluding the Solyndra settlement provision, the Company’s operating expenses were $87.3 million, representing 11.0% of its third quarter net revenues, a decrease from 11.6% in the second quarter of 2015 and an increase from 10.9% in the third quarter of 2014. See “Legal Proceedings” for more details of Solyndra settlement provision.

As a result, operating income was $5.8 million, compared with $60.7 million in the second quarter of 2015 and $35.6 million in the third quarter of 2014. Operating margin was 0.7%, compared with 8.4% in the second quarter of 2015 and 5.8% in the third quarter of 2014.

Non-GAAP operating income, which excluded the impact of the Solyndra settlement provision, was $50.8 million. See “About Non-GAAP Financial Measures” for details of the reconciliation of GAAP to non-GAAP measures.

Net Interest Expense

Net interest expense was $13.1 million, compared with $12.4 million in the second quarter of 2015 and $7.0 million in the third quarter of 2014.

Foreign Currency Exchange Gain (Loss)

The Company recorded a foreign currency exchange loss of $13.1 million, which included a loss on change in fair value of foreign exchange derivative instruments of $1.6 million. This compares with a net foreign currency exchange gain of $5.1 million in the second quarter of 2015 and a loss of $15.1 million in the third quarter of 2014. The foreign currency exchange loss in the third quarter of 2015 primarily resulted from the depreciation of the RMB against the USD.

Income Tax Expense/ Benefit

Income tax benefit was $3.1 million, compared with income tax expense of $11.8 million in the second quarter of 2015 and income tax expense of $5.2 million in the third quarter of 2014. The tax benefit primarily resulted from the provision provided as a result of the settlement of the Solyndra lawsuit which caused the loss before income taxes to the Company in the third quarter of 2015. See “Legal Proceedings” for more details.

Net Income/ (Loss) and Earnings/ (Loss) per ADS

Net loss attributable to ordinary shareholders of Trina Solar was $20.0 million, compared with net income attributable to ordinary shareholders of Trina Solar of $40.9 million in the second quarter of 2015 and $11.5 million in the third quarter of 2014, respectively. Loss per fully diluted ADS was $0.24, compared with earnings per fully diluted ADS of $0.42 in the second quarter of 2015 and $0.14 in the third quarter of 2014 respectively.

Non-GAAP net income attributable to Trina Solar’s ordinary shareholders, which excluded the impact of the Solyndra settlement provision, was $18.3 million, or $0.21 per fully diluted ADS. See “About Non-GAAP Financial Measures” for details of the reconciliation of GAAP to non-GAAP measures.

Financial Condition

As of September 30, 2015, the Company had $486.1 million in cash and cash equivalents, and restricted cash. Total bank borrowings were $1,173.7 million, of which $1,005.3 million consisted of short-term borrowings and the current portion of long-term borrowings.

Total shareholders’ equity was $1,011.9 million as of September 30, 2015, a decrease from $1,031.6 million at the end of the second quarter of 2015.

Operations and Business Updates

Manufacturing Capacity

As of September 30, 2015, the Company had the following annualized in-house manufacturing capacities:

•                  ingot production capacity of approximately 2.3 GW;

•                  wafer capacity of approximately 1.8 GW;

•                  PV cell capacity of approximately 3.4 GW; and

•                  PV module capacity of approximately 4.7 GW.

Solar Power Project Development

In the third quarter of 2015, the Company connected a total of 251.9 MW PV power projects to the grid, including 38.9 MW of DG projects and 213.0 MW of utility projects in China. This exceeded the Company’s guidance of 180.0 MW to 200.0 MW. The 213.0 MW of utility PV power projects consisted of a 133.0 MW project in Yunnan, which was a portion of a total 300.0 MW project, and another 80.0 MW project in Xinjiang. The 38.9 MW of DG projects consisted of 7.9 MW in Jiangsu, 8.5 MW in Shandong, 11.8 MW in Zhejiang and 10.7 MW in Shanghai.

As of September 30, 2015 the Company had a total of 610.4 MW downstream operating assets that generated electricity power, including 588.2 MW in China, 4.2 MW in the US, and 18.0 MW in Europe. The 588.2 MW projects in China consisted of 513.0 MW of utility projects and 75.2 MW of DG projects.

Legal Proceedings

In October 2012, the trustee of Solyndra LLC (“Solyndra”), a manufacturer of solar panels based in California, filed a lawsuit against Trina Solar, including its subsidiary Trina Solar (U.S.), Inc., and other Chinese manufacturers of photovoltaic solar panels in the U.S. District Court in California, asserting antitrust and related state-law claims against the defendants in the lawsuit. Trina Solar has entered into a settlement agreement with Solyndra on November 17, 2015, pursuant to which it has agreed to a settlement in the total amount of $45.0 million payable no later than December 31, 2015. The parties have agreed to a release of all claims and a dismissal with prejudice of the litigation against Trina Solar, and Trina Solar has not admitted to any wrongdoing or any validity to the allegations made against it in the lawsuit.

Mr. Gao, Chairman and CEO of Trina Solar, said, “We have entered into a settlement with Solyndra to avoid a burdensome and protracted litigation. The resolution to the litigation with Solyndra puts this matter behind us and allows us to focus our attention and resources on our business.”

Fourth Quarter and Fiscal Year 2015 Guidance

Fourth Quarter of 2015 Guidance

The Company expects to ship between 1, 500 MW to 1, 650 MW of PV modules, of which 1, 350 MW to 1, 450 MW will be shipped to third party customers.  The Company’s downstream projects will obtain module supplies from its own manufacturing business or third party suppliers as the situation may require. The Company expects to connect 280 MW to 320 MW of PV projects to the grid in the fourth quarter of 2015.

Fiscal Year 2015 Guidance

The Company raises its full-year guidance of total PV module shipments to 5.5 GW to 5.6 GW from its original guidance of 4.9 GW to 5.1 GW, of which 4.6 GW to 4.7 GW will be shipped to third party customers. This revised guidance would represent an increase of 50.3% to 53.0% from 2014.

The Company reiterates its guidance to connect to the grid between 700 MW and 750 MW of downstream PV power projects across the world, including 30% to 40% of DG projects in China.

Conference Call

The Company will host a conference call on Monday, November 23, 2015 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing /Hong Kong, November 23, 2015), to discuss results for the third quarter of 2015.

Joining Jifan Gao, Chairman and CEO of Trina Solar, on the call will be Teresa Tan, Chief Financial Officer, and Yvonne Young, Investor Relations Director. The Company plans to distribute its earnings announcement before the call.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time +1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 7434 8388.

If you are unable to participate in the call at this time, a replay will be available from 11:30 a.m. Eastern Time on November 23, 2015 through 11:59 p.m. Eastern Time on December 8, 2015. To access the replay, please dial +1(855)859-2056, international callers should dial +1(404)537-3406, and enter the conference ID 7434 8388.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The Company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements, other than statements of historical fact, in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; our expectations regarding the expansion of the Company’s manufacturing capacities; the Company’s future business development; the Company’s downstream project development and pipeline; the Company’s beliefs regarding its production output and production outlook;  the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission.

In addition, the commencement of any downstream project is subject to a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, as well as obtaining certain government approvals, project rights based on the land location, land use rights as well as the right to construct manufacturing facilities in the relevant locations.

These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Christensen IR
Teresa Tan, CFO	Linda Bergkamp
Phone: +1 480 614 3014 (US)
Email: teresa.tan@trinasolar.com	Email: lbergkamp@ChristensenIR.com

Yvonne Young
Investor Relations Director
Phone: + (86) 519-8517-6878 (Changzhou)
Email: ir@trinasolar.com

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	Sep. 30,	Jun. 30,	Sep. 30,
	2015	2015	2014

Net revenues	$792,599	$722,942	$616,844
Cost of revenues	654,449	578,082	514,050
Gross profit	138,150	144,860	102,794
Operating expenses
Selling expenses	45,389	43,715	36,433
General and administrative expenses	34,790	32,450	25,233
Research and development expenses	7,166	8,012	5,481
Provision for settlement of lawsuit with Solyndra	45,000	—	—
Total operating expenses	132,345	84,177	67,147
Operating income	5,805	60,683	35,647
Foreign exchange gain (loss)	(11,485)	6,000	(16,445)
Interest expenses	(13,503)	(13,036)	(7,878)
Interest income	432	668	874
Gain (loss) on change in fair value of derivative	(1,586)	(925)	1,392
Other income, net	2,681	1,416	2,210
Income (loss) before income taxes	(17,656)	54,806	15,800
Income tax benefit (expense)	3,149	(11,755)	(5,222)
Net income (loss)	(14,507)	43,051	10,578
(Income)/Loss attributable to the noncontrolling interests	(5,483)	(2,140)	909
Net income (loss) attributable to Trina Solar Limited	$(19,990)	$40,911	$11,487

Earnings (loss) per ADS*
Basic	$(0.24)	$0.48	$0.14
Diluted	$(0.24)	$0.42	$0.14
Weighted average ADS outstanding*
Basic	84,662,352	84,459,232	81,685,868
Diluted	84,662,352	105,239,740	82,699,772

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollars in thousands)

	For the Three Months Ended
	Sep. 30,	Jun. 30,	Sep. 30,
	2015	2015	2014
Net income (loss)	$(14,507)	$43,051	$10,578
Other comprehensive income (loss):
Foreign currency translation adjustments	(2,430)	699	4,507
Comprehensive income (loss)	(16,937)	43,750	15,085
Comprehensive (income)/ loss attributable to non-controlling interests	(4,030)	(2,279)	945
Comprehensive income (loss) attributable to Trina Solar Limited	$(20,967)	$41,471	$16,030

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	As of Sep. 30,	As of Jun. 30,	As of Sep. 30,
	2015	2015	2014

ASSETS
Current assets:
Cash and cash equivalents	$279,112	$456,537	$318,832
Restricted cash	206,964	159,714	97,657
Inventories	507,018	351,784	451,529
Build-to-sell project assets	30,194	24,787	46,594
Accounts receivable, net	687,961	633,262	556,654
Current portion of advances to suppliers, net	48,048	55,064	51,019
Prepaid expenses and other current assets, net	223,697	160,936	160,892
Total current assets	1,982,994	1,842,084	1,683,177
Property, plant and equipment, net	1,906,112	1,544,567	1,096,438
(including build-to-own project assets of $970,447, $687,879 and $226,600 as of each period-end, respectively)
Build-to-sell project assets	—	—	1,980
Prepaid land use rights, net	51,632	52,660	48,266
Advances to suppliers, net of current portion	13,045	14,222	34,096
Investment in equity affiliates	26,177	26,318	11,483
Deferred income tax assets, net	31,942	29,965	31,992
Other noncurrent assets	93,563	81,844	48,982
TOTAL ASSETS	$4,105,465	$3,591,660	$2,956,414

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$1,005,260	$924,229	$783,883
Accounts payable	1,130,404	800,981	669,792
Accrued expenses and other current liabilities	292,766	262,879	155,234
Total current liabilities	2,428,430	1,988,089	1,608,909
Long-term bank borrowings, excluding current portion	168,486	94,826	103,623
Convertible senior notes	287,500	287,500	172,500
Accrued warranty costs	122,066	115,195	96,363
Other noncurrent liabilities	45,319	41,620	21,398
Total liabilities	3,051,801	2,527,230	2,002,793

Ordinary shares	43	43	41
Additional paid-in capital	756,957	755,668	721,765
Retained earnings	237,541	257,531	192,092
Accumulated other comprehensive income	17,381	18,358	16,983
Total Trina Solar Limited shareholders’ equity	1,011,922	1,031,600	930,881
Non-controlling interests	41,742	32,830	22,740
Total equity	1,053,664	1,064,430	953,621
TOTAL LIABILITIES AND EQUITY	$4,105,465	$3,591,660	$2,956,414

About Non-GAAP Financial Measures

To provide investors with additional information about our financial results, we disclose certain non-GAAP financial measures.  We provide below reconciliation between the non-GAAP financial measures against the most directly comparable GAAP financial measures.  We present non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to our ordinary shareholders and non-GAAP diluted earnings per ADS so that readers of the press release can better understand the underlying business performance of our company before the impact of the Solyndra settlement provision in the third quarter of 2015.  See “Legal Proceedings” for more details on the settlement of the lawsuit.  While we believe that these non-GAAP financial measures are useful in evaluating our business performance, the information should be considered as supplemental in nature and is not meant as a substitute of the GAAP results.  In addition, other companies may calculate the impact of such event differently, which limits the comparability of the measures.

Trina Solar Limited

Reconciliation of GAAP measures to Non-GAAP measures

(US dollars in thousands, except ADS and share data)

For the Three Months Ended
Sep. 30,
2015

GAAP operating income	$5,805
GAAP to Non-GAAP reconciling items:
Provision for settlement of lawsuit with Solyndra	45,000
Non-GAAP operating income	$50,805

GAAP net loss	$(14,507)
GAAP to Non-GAAP reconciling items:
Provision for settlement of lawsuit with Solyndra	45,000
Income tax benefit	(6,750)
Non-GAAP net income	$23,743

GAAP net loss attributable to Trina Solar Limited ordinary shareholders	$(19,990)
GAAP to Non-GAAP reconciling items:
Provision for settlement of lawsuit with Solyndra	45,000
Income tax benefit	(6,750)
Non-GAAP net income attributable to Trina Solar Limited ordinary shareholders	$18,260

GAAP loss per ADS -diluted	$(0.24)
Non-GAAP earnings per ADS -diluted	$0.21
GAAP weighted average ADS outstanding - diluted	84,662,352
Non-GAAP weighted average ADS outstanding - diluted	97,259,197